SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January, 2009

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Park Afek

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]           Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]            No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on January 14, 2009 announcing "ZON Multimédia Places First-Time Order for ECtel`s Fraud Management Solution". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  January 15, 2009

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Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued January 14, 2009

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EXHIBIT 1

ZON Multimédia Places First-Time Order for ECtel`s Fraud Management Solution

Portuguese Operator`s Purchase Strengthens ECtel`s Position
as a Leading Revenue Management Provider in Western Europe

ROSH HA`AYIN, Israel - January 14, 2009 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers, announced today that ZON Multimédia, Portugal`s largest triple-play operator, selected ECtel`s fraud management solution, FraudView® 8.2, to protect revenue through real-time detection and prevention of fraud losses.

ECtel's solution was selected over several competing systems due to its advanced capabilities and superior performance.

"ECtel`s FraudView provides us with the tools to maximize our revenue potential and prevent fraud losses critical in a fast growing company such as ours," said Mr. Filipe Rodrigues, Director, Central Finance Department, Zon Multimédia. "As one of Portugal`s leading domestic, national and international communication providers, we require the innovation and flexibility provided by ECtel's solutions, offering us an unparalleled and comprehensive fraud management solution."

ECtel`s FraudView 8.2 provides ZON Multimédia with a wide variety of unique, state-of-the-art fraud detection and prevention technologies, including risk management capabilities, new subscriber evaluation, best in class network traffic and usage monitoring. Zon joins other leading companies that have chosen the newest version of FraudView.

ZON Multimédia is the leading Pay TV operator in Portugal, with over 1.5 million subscribers and 100% geographical Pay TV coverage in over 2.7 million homes. The company is the second largest Internet provider with the fastest Internet speeds in Portugal of up to 30 Mbps. Additionally, ZON is Portugal's second-largest telecommunications firm, with a 75% share of the country's cable television market.

"We are excited to work with ZON Multimédia, one of Europe`s leading communication providers, as we continue to place substantial emphasis on this fast-growing region," said Mr. Itzik Weinstein, President and CEO of ECtel. "This order reflects the great benefits that Zon sees in the new release of FraudView, and demonstrates that our excellent solutions can generate significant revenue."

FraudView, the most comprehensive fraud management solution for telecom operators, is designed to meet the needs of wireline, wireless, convergent and next-generation communication service providers. FraudView enables real-time detection and prevention of numerous fraud types, both internal and external, allowing its users to stem revenue losses across all business lines and services. Deployed by more than 75 operators worldwide, FraudView boasts the industry's largest installed base for wireline and wireless operators and the market's first solutions supporting 3G and VoIP networks.

###

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About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers.  A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ECtel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company`s annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

About ZON MultiMédia

ZON TVCabo is the largest Triple Play operator (TV, Broadband Internet and Fixed Telephony) in Portugal. With over 1.5 million customers, it is the leader of the Portuguese Pay TV market and one of the largest European operators. For more information, visit www.zon.pt.

Company Contacts:
Michael Neumann, Senior Vice President and CFO
Tel: +972-3-9002115
Fax: +972-3-9002103
Email: mickeyne@ectel.com

Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

Media Contact:
Ruder Finn Israel for ECtel
Matthew Krieger
Tel: +972-544-676-950
Email: matthew@ruderfinn.co.il

Investor Relations Contacts:
GK Investor Relations for ECtel
Ehud Helft\Kenny Green
Tel: + 1 617 418 3096 \ + 1 646 201 9246
Email: info@gkir.com

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